SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

CIMATRON LIMITED

(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

FOR IMMEDIATE RELEASE

Cimatron Reports Results for the Third Quarter
and First Nine Months of 2006

Givat Shmuel, Israel, – November 15, 2006– Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM solutions for the toolmaking and manufacturing industries, today announced financial results for the third quarter and nine months ended September 30, 2006.

Revenues for the third quarter of 2006 were $5.0 million, compared to $4.9 million recorded in the third quarter of 2005. Net loss for the quarter was $(281,000), or $(0.04) per diluted share, compared to a net loss of $(597,000), or $(0.08) per diluted share recorded in the parallel quarter of 2005.

Revenues for the first nine months of 2006 were $15.4 million, compared to $15.5 million in the first nine months of 2005. Net loss for the period was $(43,000), or $(0.01) per diluted share, compared to a net loss of $(2.9) million, or $(0.37) per diluted share, recorded in the first nine months of 2005.

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, said, “The third quarter was an important period for Cimatron. While maintaining stable revenues, we continue to make significant investments in sales and marketing and R&D to address emerging opportunities in target markets. In response to the growth of the toolmaker market in India, we have extended our direct sales and support capabilities to Delhi and Mumbai. In addition, we have acquired the remaining 70% of the shares of our Korean distributor, making it a wholly-owned subsidiary.”

Mr. Haran concluded, “Taken as a whole, with cutting edge products, a larger sales force and growing markets, we are well positioned and working to achieve our goals.”

About Cimatron

Cimatron is a leading provider of integrated, CAD/CAM solutions for toolmaking and manufacturing. Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. With more than 20,000 installations worldwide, Cimatron’s customers employ its cutting-edge CAD/CAM solutions for manufacturing in the automotive, consumer plastics, electronics, and other industries.

Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distributor network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support.

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings with the Securities and Exchanges Commission. The company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Company contact
Ilan Erez, CFO
Cimatron Ltd.
972-3-531-2121
ilane@cimatron.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005

Total revenue	5,014	4,896	15,432	15,501

Total cost of revenue	835	936	2,706	3,050

Gross profit	4,179	3,960	12,726	12,451

Research and development expenses, net	1,150	1,196	3,333	3,952

Selling, general and administrative expenses	3,432	3,326	9,710	11,244

Operating income (loss)	(403)	(562)	(317)	(2,745)

Net income (loss)	$(281)	$(597)	$(43)	$(2,871)

Net income (loss) per share - basic and diluted	$(0.04)	$(0.08)	$(0.01)	$(0.37)

Weighted average number of shares outstanding - basic and diluted EPS (in thousands)	7,835	7,835	7,835	7,835

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	September 30,	December 31,
	2006	2005

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-terms investments	$5,220	$4,875
Other current assets	5,570	5,377

Total current assets	10,790	10,252

Deposits with insurance companies and severance pay fund	2,512	2,219

LONG-TERM INVESTMENTS:
Marketable investments	1,253	1,309
Investments in affiliated companies	754	886

Total long-term investments	2,007	2,195

Net property and equipment	992	996

Total other assets	792	780

Total assets	$17,093	$16,442

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:

Total current liabilities	$5,970	$5,924

Accrued severance pay	2,861	2,532

Minority interest	(6)	4

Total shareholders’ equity	8,268	7,982

Total liabilities and shareholders’ equity	$17,093	$16,442

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: November 15, 2006